Twelve Seas Investment Company

25/28 Old Burlington Street

Mayfair, London, W1S 3AN

June 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Folake Ayoola

Re:	Twelve Seas Investment Company
Registration Statement on Form S-1 Submitted June 19, 2018 File No. 333-225352

Dear Ms. Ayoola:

Twelve Seas Investment Company (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 18, 2018 regarding the Registration Statement on Form S-1 previously filed on June 14, 2018 (the “Registration Statement”). In addition to the below comments and responses, we have revised the disclosure in the Registration Statement to address oral comments received by the Staff on Friday, June 15, 2018, and we have refiled the opinion of Maples and Calder in Exhibit 5.1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Notes to Financial Statements

Note 8 – Subsequent Events, page F-15

1.	We note that on June 8, 2018, you effectuated a 1.5-for-1 dividend of your ordinary shares resulting in an aggregate of 4,312,500 founder shares outstanding and held by your initial shareholders. Please tell us what consideration was given to whether the stock dividend in form is a stock split in substance and what consideration was given to the retroactive effect of the split. We refer you to ASC 505-20-25, ASC 505-20-50-1, and SAB Topic 4C.

In preparation for the Company’s confidential filing on December 22, 2017, 4,312,500 founder shares were originally issued, which would enable the intended $150 million initial public offering (“IPO”) size, and provide the founders a 20% ownership post IPO (and any over-allotment), which is the convention for specified purpose acquisition companies (“SPACs”).  As of both December 31, 2017 and March 31, 2018, this was the actual number of founder shares issued and outstanding and reflected in the Company’s financial statements.

Subsequent to the latest financial statement date, on June 1, 2018 the Company downsized the intended offering size to $100 million, which required the surrender of 1,437,500 founder shares in order to maintain the aforementioned 20% ownership post IPO.  Thereafter, on June 8, 2018, the Company reversed this downsize and upsized the offering back to the originally intended $150 million size, by undertaking a 1.5-for-1 dividend of ordinary shares.   This dividend returned the number of founder shares back to original number of 4,312,500, again to maintain the aforementioned 20% ownership post offering, and which resulted in the June 8, 2018 actual shares outstanding, to agree with the number of shares presented and included in the Company’s historical financial statements at December 31, 2017 and March 31, 2018.

Both the decrease (i.e., the surrender) and increase (i.e., the share dividend) of outstanding founder shares was undertaken to maintain the aforementioned 20% ownership post offering.   Neither subsequent transaction materially impacts the market value of the shares presented in the Company’s historical financial statements, nor do they impact the market value as it is customary for SPACs that the securities being offered in the IPO are always priced at $10.00 per security regardless of the number of shares outstanding.   Therefore, according to accounting literature ASC 505-20-25, the stock dividend is not a stock split in substance, and no retroactive adjustments to the shares outstanding presented in prior periods is required.  Notwithstanding this conclusion, as noted in the preceding paragraph, the decrease and subsequent increase in the number of outstanding shares actually offset each other, such that the current number of shares outstanding equals the number presented in the included historical financials, even without a retroactive adjustment.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact Ari Edelman, Esq., our counsel at Ellenoff Grossman & Schole LLP, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dimitri Elkin
Dimitri Elkin, Chief Executive Officer